Exhibit 99.1

For Immediate Release

NOVADAQ Appoints Mizuho Medical as PINPOINT Distributor for Japan

Mizuho to exclusively represent PINPOINT Fluorescence Imaging

Toronto, Ontario – October 21, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced that it has entered into an exclusive 5-year agreement with Mizuho Medical Corporation for distribution of the PINPOINT® Endoscopic Fluorescence Imaging System in Japan.

“The agreement with Mizuho Medical further strengthens our ability to achieve growth through our commitment to globalization,” commented Dr. Arun Menawat, NOVADAQ’s President and CEO. “Mizuho currently supplies products to 70% of all Japanese operating rooms. They have in-depth knowledge of the hospital sales process in Japan and strong relationships with hospital and surgeon customers, which once regulatory approvals are obtained, will provide rapid access to the targets for PINPOINT.”

Dr. Menawat continued, “The addition of Mizuho Medical, a world class, market leading medical device company in Japan to our existing network of experienced distributors, will provide NOVADAQ with the most premier representation for our fluorescence imaging products throughout these important markets in Asia.”

NOVADAQ and Mizuho Medical have applied for appropriate regulatory approvals in Japan for PINPOINT. Subject to those approvals being obtained during the first half of 2015, commercialization is expected to begin in the second half of 2015.

About Mizuho Medical Corporation

Mizuho Medical has more that 95 years of experience in the medical market and is a world-leading manufacturer and distributor of surgical products including operating room tables, orthopedic implants, neurosurgical products surgical instruments, imaging systems and other products. Mizuho has strong relationships with hospitals and physicians in the Japanese surgical market with 7 sales branch offices throughout Japan and 2 manufacturing facilities. Mizuho Medical’s goal is to become a true global corporation capable of flexibly rising to the challenges of our ever-changing world and to be a trailblazer into the medical markets of tomorrow.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com